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SEC FILE NUMBER
8 - 26184

RECD S.E.C.
MAR 0 1 2001
519

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ascher/Decision Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Fair Oaks Avenue, Suite 343
(No. and Street)

Pasadena (City) California (State) 91030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Y. Ascher, President (626) 683-0000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Stephen Y. Ascher, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to Ascher/Decision Services, Inc. (the "Company"), as of and for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any shareholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

KIMBERLY HUTCHINGS
Commission # 1327798
Notary Public - California
Los Angeles County
My Comm. Expires Nov 1, 2005

Notary Public

Signature

President
Title

This report* contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable).
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x) Notes to Financial Statements
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable).
(x) (1) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report (Not Required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

ASCHER/DECISION SERVICES, INC.
(SEC FILE No. 8-26184)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2001
AND INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT
ON INTERNAL CONTROL

* * * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC** document.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2002
WASH, D.C.
385

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Ascher/Decision Services, Inc.:

We have audited the following financial statements of Ascher/Decision Services, Inc. (the "Company") as of and for the year ended December 31, 2001, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ascher/Decision Services, Inc. at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2002

ASCHER/DECISION SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 15,929
Deposits with clearing organizations and others	104,790
Advisory fees receivable	60,000
Property and equipment, net of accumulated depreciation of $22,844	8,851
Other assets	383
Deferred income taxes	1,864
TOTAL	$ 191,817

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES -	
Accounts payable and accrued expenses	$ 1,487
STOCKHOLDERS' EQUITY:	
Preferred stock (no stated value):	
Authorized and issued - 210 shares	
Outstanding - 110 shares	210,000
Liquidation preference - $1,000	
Common stock ($1 stated value):	
Authorized shares - 1,000,000	
Issued and outstanding shares - 6,666	6,666
Additional paid-in capital	67,334
Retained earnings	6,330
Preferred stock in treasury - 100 shares	(100,000)
Total stockholders' equity	190,330
TOTAL	$ 191,817

See accompanying notes to financial statements.

ASCHER/DECISION SERVICES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Advisory fees	$ 170,000
Service fees	54,638
Dividend and interest income	4,258
Other income	2,552
Total revenues	231,448
EXPENSES:	
Compensation costs	140,049
Office supplies and utilities	28,898
Rent	25,342
Legal and accounting	16,117
Depreciation	14,928
Travel and entertainment	4,289
Licenses, dues, and fees	1,864
Other expenses, net	15,059
Total expenses	246,546
LOSS BEFORE FOR INCOME TAX BENEFIT	(15,098)
INCOME TAX BENEFIT	(712)
NET LOSS	$ (14,386)

See accompanying notes to financial statements.

ASCHER/DECISION SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (14,386)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	14,928
Deferred income taxes	(1,512)
Loss on disposal of property and equipment	21,751
Changes in operating assets and liabilities:	
Deposits with clearing organizations and others	(649)
Advisory fees receivable	(60,000)
Other assets	2,138
Accounts payable and accrued expenses	1,487
Net cash used in operating activities	(36,243)
CASH FLOWS FROM INVESTING ACTIVITIES -	
Sale of investments	107,242
CASH FLOWS FROM FINANCING ACTIVITIES:	
Purchase of treasury stock	(100,000)
Proceeds from issuance of common stock	24,000
Net cash used in financing activities	(76,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,001)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	20,930
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 15,929
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -	
Cash paid during the year for income taxes	$ 800

See accompanying notes to financial statements.

ASCHER/DECISION SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock - Preferred	Total
BALANCE, JANUARY 1, 2000	$210,000	$6,250	$43,750	$20,716	$ -	$280,716
Issuance of common stock		416	23,584			24,000
Purchase of preferred shares for treasury (100 shares)					(100,000)	(100,000)
Net loss				(14,386)		(14,386)
BALANCE, DECEMBER 31, 2000	$210,000	$6,666	$67,334	$ 6,330	$(100,000)	$190,330

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Ascher/Decision Services, Inc. (the "Company") was incorporated in the state of California on March 5, 1981 and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). All securities transactions for the accounts of the Company and customers are cleared by other broker-dealers on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are presented on the accrual basis of accounting. Revenues are recorded when earned and expenses are recorded when incurred.

Cash and Cash Equivalents - Investments with original maturities of three months or less are considered by the Company to be cash equivalents.

Investments - Investments consist of certificates of deposit that are carried at cost, which approximates fair value.

Advisory Fees - The Company earns advisory fees for its involvement in occasional investment banking deals.

Service Fees - The Company rents office space which it shares with another entity and is reimbursed for the rent and related expenses on a monthly basis. In addition, the Company provides accounting and administrative services to the entity. During 2001, $54,638 was earned and received from the other entity and is included in service fees in the statement of operations.

Depreciation - Depreciation is provided for over the estimated useful lives of the underlying assets, which range from three to seven years, using the straight-line method.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value.

3. RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers under Rule 15c3-3.

4. REDEEMABLE PREFERRED STOCK

Each share of preferred stock is entitled to receive in any fiscal year, when and as declared by the Board of Directors, a non-cumulative dividend in cash at the annual rate of $40 per share, before any dividend is paid on common shares.

The Company may redeem all of the preferred shares, at a price equal to the sum of the following: (i) $1,000 for each preferred share, plus (ii) an amount equal to all dividends declared but unpaid, plus (iii) the issuance of common shares in an amount such that, after the issuance of such common shares, the holders of the preferred shares will then hold 5 percent of the Company's issued and outstanding common shares.

In the event of liquidation of the Company the holders of the preferred shares shall be entitled to receive a preferential distribution from the assets of the Company in an amount equal to $1,000 per preferred share, plus an amount equal to any dividends thereon declared and unpaid on the date of distribution.

In conjunction with the purchase of 100 shares of the Company's preferred stock in 2001 and in anticipation of the ultimate redemption of the entire outstanding preferred shares, the preferred shareholders have agreed to delay the issuance of the common stock as required as described in item (iii) in the above paragraph until all such outstanding shares have been fully redeemed.

5. INCOME TAX BENEFIT

The income tax benefit is composed of deferred taxes net of the state minimum franchise tax. Deferred taxes are the result of timing differences arising from different methods of depreciation used for income tax accounting and U.S. GAAP.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, under the most restrictive requirement, the Company had net capital of $73,132, which was $68,132 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .02 to 1.

7. COMMITMENTS AND CONTINGENCIES

Lease Commitments - The Company leases office facilities under a noncancelable operating lease, having terms through 2003. Aggregate minimum commitments under the lease are as follows:

Year Ending December 31,	
2002	$25,656
2003	2,138
Total	$27,794

Rent expense under the above lease for the year ended December 31, 2000 was $23,894.

Settlement of Security Transactions - In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

* * * * * *

ASCHER/DECISION SERVICES, INC.

RECONCILIATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

NET CAPITAL -	
Total stockholders' equity from statement of financial condition	$ 190,330
DEDUCTIONS AND/OR CHARGES -	
Nonallowable assets and/or charges:	
Deposits with clearing organizations and others	104,790
Advisory fees receivable	60,000
Property and equipment, net	8,851
Deferred income taxes	1,864
Other assets	383
Total deductions and/or charges	175,888
NET CAPITAL	$ 14,442
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 1,487
MINIMUM NET CAPITAL REQUIRED	$ 5,000
EXCESS NET CAPITAL	$ 9,442
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.10 to 1

Note: A reconciliation of the above computation to the Company's corresponding unaudited Form X-17A-5, Part II, as amended, is not required, as no material differences exist.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

February 21, 2002

Ascher/Decision Services, Inc.
625 Fair Oaks Avenue, Ste. 343
Pasadena, CA 91030

Dear Sirs:

In planning and performing our audit of the financial statements of Ascher/Decision Services, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 21, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition that we believe results in more than a relatively low risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements of the Company may occur and not be detected within a timely period:

> The size of the business and resultant limited number of employees necessarily imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing, and extent of the audit tests to be applied in our audit of the 2000 financial statements, and this report does not affect our report on such financial statements dated February 21, 2001.

We understand that practices and procedures which accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition discussed in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP